                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          ELITE INFORMATION GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                     28659M
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Steven O. Todd
                          10800 Sikes Place, Suite 300
                         Charlotte, North Carolina 28277
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 10, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




                        This statement contains 15 pages.
                         The exhibit index is on page 15

                                 SCHEDULE 13D/A

-----------------------------------------------------          ----------------------------------------------
CUSIP NO. 28659M                                               PAGE 2 OF 23 PAGES
-----------------------------------------------------          ----------------------------------------------

-------------- ----------------------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               David A. Finley
-------------- ----------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]
                                                                                                    (b) [X]
-------------- ----------------------------------------------------------------------------------------------
3              SEC USE ONLY

-------------- ----------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS*

               00
-------------- ----------------------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)
                                                                                                        [ ]
-------------- ----------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
---------------------- ---------- ---------------------------------------------------------------------------
NUMBER OF              7          SOLE VOTING POWER
SHARES
BENEFICIALLY                        83,000
OWNED BY               ---------- ---------------------------------------------------------------------------
EACH                   8          SHARED VOTING POWER
REPORTING
PERSON WITH                         0
                       ---------- ---------------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                    83,000
                       ---------- ---------------------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                    0
-------------- ----------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               83,000
-------------- ----------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [ ]
-------------- ----------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .9 %
-------------- ----------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                 IN
-------------- ----------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------------------------          -------------------------------------------------
CUSIP NO. 28659M                                               PAGE 3 OF 23 PAGES
-----------------------------------------------------          -------------------------------------------------

------------ ---------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Roger Noall
------------ ---------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a)  [ ]
                                                                                                   (b)  [X]

------------ ---------------------------------------------------------------------------------------------------
3            SEC USE ONLY

------------ ---------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             00
------------ ---------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)
                                                                                                        [ ]
------------ ---------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
---------------------- --------- -------------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY                       25,000
OWNED BY               --------- -------------------------------------------------------------------------------
EACH                   8         SHARED VOTING POWER
REPORTING
PERSON WITH                        0
                       --------- -------------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                   25,000
                       --------- -------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                   0
------------ ---------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               25,000
------------ ---------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [ ]
------------ ---------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .3%
------------ ---------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

               IN
------------ ---------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------------------------          ----------------------------------------------
CUSIP NO. 28659M                                               PAGE 4 OF 23 PAGES
-----------------------------------------------------          ----------------------------------------------
------------ ------------------------------------------------------------------------------------------------

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Christopher K. Poole
------------ ------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [ ]
                                                                                                   (b) [X]
------------ ------------------------------------------------------------------------------------------------
3            SEC USE ONLY

------------ ------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             00
------------ ------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)
                                                                                                        [ ]
------------ ------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
---------------------- --------- ----------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY                       125,168
OWNED BY               --------- ----------------------------------------------------------------------------
EACH                   8         SHARED VOTING POWER
REPORTING
PERSON WITH                        0
                       --------- ----------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                   125,168
                       --------- ----------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                   0
------------ ------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             125,168
------------ ------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [ ]
------------ ------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.3%
------------ ------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

               IN
------------ ------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------------------------          ----------------------------------------------
CUSIP NO. 28659M                                               PAGE 5 OF 23 PAGES
-----------------------------------------------------          ----------------------------------------------
------------ ------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Alan Rich
------------ ------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [ ]
                                                                                                   (b) [X]
------------ ------------------------------------------------------------------------------------------------
3            SEC USE ONLY

------------ ------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             00
------------ ------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)
                                                                                                        [ ]
------------ ------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
---------------------- --------- ----------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY                       3,000
OWNED BY               --------- ----------------------------------------------------------------------------
EACH                   8         SHARED VOTING POWER
REPORTING
PERSON WITH                        0
                       --------- ----------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                   3,000
                       --------- ----------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                   0
------------ ------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,000
------------ ------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [ ]
------------ ------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             .03%
------------ ------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

               IN
------------ ------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------------------------          ----------------------------------------------
CUSIP NO. 28659M                                               PAGE 6 OF 23 PAGES
-----------------------------------------------------          ----------------------------------------------
------------ ------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             William G. Seymour
------------ ------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [ ]
                                                                                                   (b) [X]
------------ ------------------------------------------------------------------------------------------------
3            SEC USE ONLY

------------ ------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             00
------------ ------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)
                                                                                                        [ ]
------------ ------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
---------------------- --------- ----------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY                       440,622
OWNED BY               --------- ----------------------------------------------------------------------------
EACH                   8         SHARED VOTING POWER
REPORTING
PERSON WITH                        0
                       --------- ----------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                   440,622
                       --------- ----------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                   0
------------ ------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             440,622
------------ ------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [ ]
------------ ------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.5%
------------ ------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

               IN
------------ ------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------------------------          -----------------------------------------------
CUSIP NO. 28659M                                               PAGE 7 OF 23 PAGES
-----------------------------------------------------          -----------------------------------------------
------------ -------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Barry Emerson
------------ -------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [ ]
                                                                                                   (b) [X]
------------ -------------------------------------------------------------------------------------------------
3            SEC USE ONLY

------------ -------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             00
------------ -------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)
                                                                                                        [ ]
------------ -------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
---------------------- --------- -----------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY                       8,334
OWNED BY               --------- -----------------------------------------------------------------------------
EACH                   8         SHARED VOTING POWER
REPORTING
PERSON WITH                        0
                       --------- -----------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                   8,334
                       --------- -----------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                   0
------------ -------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,334
------------ -------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [ ]
------------ -------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .09%
------------ -------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

               IN
------------ -------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------------------------          ---------------------------------------------
CUSIP NO. 28659M                                               PAGE 8 OF 23 PAGES
-----------------------------------------------------          ---------------------------------------------
------------ -----------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             PAR Investment Partners, L.P.
------------ -----------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [ ]
                                                                                                   (b) [X]
------------ -----------------------------------------------------------------------------------------------
3            SEC USE ONLY

------------ -----------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             00
------------ -----------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)
                                                                                                        [ ]
------------ -----------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
---------------------- --------- ---------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY                       1,220,300
OWNED BY               --------- ---------------------------------------------------------------------------
EACH                   8         SHARED VOTING POWER
REPORTING
PERSON WITH                        0
                       --------- ---------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                   1,220,300
                       --------- ---------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                   0
------------ -----------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,220,300
------------ -----------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [ ]
------------ -----------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.0%
------------ -----------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

               PN
------------ -----------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement") is filed with respect to shares of Common Stock, $.01 par value per share ("Common Stock"), of Elite Information Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5100 West Goldleaf Circle, Suite 100, Los Angeles, California 90056.

Item 2.  Identity and Background.

         This Statement is filed by David A. Finley, Roger Noall, Christopher K. Poole, Alan Rich, William G. Seymour, Barry Emerson, and PAR Investment Partners, L.P. (collectively, the "Filing Persons"). Each of the Filing Persons, other than PAR Investment Partners, L.P. and Barry Emerson, is a director of the Issuer.

         David A. Finley is the President of Investment Management Partners, Inc. His business address is 21 Bedford Center Road, Bedford Hills, NY 10507. During the past five years, Mr. Finley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Finley is a citizen of the United States.

         Roger Noall is an executive at KeyCorp. His business address is 127 Public Square, Cleveland, Ohio 44114-1306. During the past five years, Mr. Noall has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Noall is a citizen of the United States.

         Christopher K. Poole is the Chairman of the Board of Directors and the Chief Executive Officer of the Issuer. His principal business address and the address of the principal office of the Issuer is 5100 W. Goldleaf Circle, Suite 100, Los Angeles, California 90056. During the past five years, Mr. Poole has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Poole is a citizen of the United States.

         Barry Emerson is the Chief Financial Officer of the Issuer. His principal business address and the address of the principal office of the Issuer is 5100 W. Goldleaf Circle, Suite 100, Los Angeles, California 90056. During the past five years, Mr. Emerson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Emerson is a citizen of the United States.

         Alan Rich is currently retired, but provides services as a consultant to Issuer and as a director and non-employee Chairman of Issuer. His principal address is 9430 Kirkside Road, Los Angeles, California 90035. During the past five years, Mr. Rich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Rich is a citizen of the United States.

         William G. Seymour is the President of PriMax Properties, LLC. His principal business address is 1115 East Morehead Street, Charlotte, North Carolina 28204. During the past five years, Mr. Seymour has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Seymour is a citizen of the United States.

         PAR Investment Partners, L.P. ("PIP") is a Delaware limited partnership. Its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, Massachusetts 02111.

         The sole general partner of PIP is Par Group, L.P. ("PAR Group"), a Delaware limited partnership. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, Massachusetts 02111.

         The sole general partner of PAR Group is PAR Capital Management, Inc. ("PAR Capital"), a Delaware S corporation. The principal business of PAR Capital is to act as the general partner of PAR Group. Its offices are located at Suite 1600, One Financial Center, Boston, Massachusetts 02111.

         Paul A. Reeder, III is the President and sole director of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Frederick S. Downs, Jr. is a vice president of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Arthur G. Epker, III is a vice president of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. The business address of Paul A. Reeder, III, Frederick S. Downs, Jr., and Arthur
G. Epker, III is Suite 1600, One Financial Center, Boston, Massachusetts 02111.

         During the last five years PIP, PAR Group, and PAR Capital have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         During the last five years Paul A. Reeder, III, Frederick S. Downs, Jr., and Arthur G. Epker, III have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Paul A. Reeder, III, Frederick S. Downs, Jr., and Arthur G. Epker, III are all citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Schedule 13D to which this Schedule 13D/A relates was necessitated by the execution on December 14, 1999 by the Filing Persons of a Stockholders Agreement (described in Item 4). This amendment notes the termination of the Stockholders Agreement. Accordingly, this item is inapplicable.

Item 4.  Purpose of Transaction.

         On December 14, 1999, the Issuer, Solution 6 Holdings, Limited, a New South Wales, Australia corporation ("Solution 6"), and EIG Acquisition Corp, a Delaware corporation and an indirect wholly owned subsidiary of Solution 6 ("Purchaser") entered into an Agreement and Plan of Merger providing for the making of a cash tender offer (the "Offer") by Purchaser to purchase all of the issued and outstanding shares of Common Stock of the Issuer at a price per share of $11.00 (the "Offer Price"), and for the merger of Issuer and Purchaser (the "Merger Agreement"). To induce Solution 6 and Purchaser to enter into the Merger Agreement, on December 14, 1999, the Filing Persons entered into a Stockholders Agreement (the "Stockholders Agreement") with Solution 6 and Purchaser.

         Effective May 10, 2000, pursuant to Section 9.1(d)(i) of the Merger Agreement, the Issuer terminated the Merger Agreement, and pursuant to Section 8 of the Stockholders Agreement, the Stockholders Agreement terminated automatically upon termination of the Merger Agreement. Therefore, the shares of Common Stock owned by each Filing Person are no longer subject to the Stockholders Agreement, and the obligation of the Filing Persons to file as a "group" on Schedule 13D is likewise terminated. Due to the termination of the "group" none of the Filing Persons except PIP is obligated to file a Schedule 13D with respect to their respective holdings of Common Stock. PIP will continue to file on Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) (1) David A. Finley may be deemed to beneficially own 83,000 shares of Common Stock. On the basis of 9,415,473 shares of Common Stock outstanding, such shares constitute 0.9 percent of the outstanding shares of common stock.

                  (2) Roger Noall may be deemed to beneficially own 25,000 shares of Common Stock. On the basis of 9,415,473 shares of Common Stock outstanding, such shares constitute .3 percent of the outstanding shares of common stock.

                  (3) Christopher K. Poole may be deemed to beneficially own 125,168 shares of Common Stock. On the basis of 9,415,473 shares of Common Stock outstanding, such shares constitute 1.3 percent of the outstanding shares of common stock.

                  (4) Alan Rich may be deemed to beneficially own 3,000 shares of Common Stock. On the basis of 9,415,473 shares of Common Stock outstanding, such shares constitute .03 percent of the outstanding shares of common stock.

                  (5) William G. Seymour may be deemed to beneficially own 440,622 shares of Common Stock. On the basis of 9,415,473 shares of Common Stock outstanding, such shares constitute 4.5 percent of the outstanding shares of common stock.

                  (6) Barry Emerson may be deemed to beneficially own 8,334 shares of Common Stock. On the basis of 9,415,473 shares of Common Stock outstanding, such shares constitute .09 percent of the outstanding shares of common stock.

                  (7) PAR Investment Partners, L.P. may be deemed to beneficially own 1,220,300 shares of Common Stock. On the basis of 9,415,473 shares of Common Stock outstanding, such shares constitute 13.0 percent of the outstanding shares of common stock.

         (b) The following table sets forth, with respect to each of the Filing Persons, the number of shares of Common Stock as to which such person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.

                                         Sole               Shared          Sole Power       Shared Power
                 Person              Voting Power        Voting Power       to Dispose        to Dispose
                 ------              ------------        ------------       ----------        ----------

David A. Finley                          83,000                0               83,000              0

Roger Noall                              25,000                0               25,000              0

Christopher K. Poole                    125,168                0              125,168              0

Alan Rich                                 3,000                0                3,000              0

William G. Seymour                      440,622                0              440,622              0


Barry D. Emerson                          8,334                0                8,334              0

PAR Investment Partners, L.P.         1,220,300                0            1,220,300              0

         (c) The information set forth in Item 4 is incorporated by reference herein.

         (d) Not applicable.

         (e) Upon termination of the Stockholders Agreement as described in Item 4, none of the Filing Persons except PIP is obligated to file a Schedule 13D with respect to their respective holdings of Common Stock. PIP will continue to file on Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Not applicable.

Item 7. Material to be Filed as Exhibits.

         (a) The Joint Filing Agreement between the Filing Persons is filed as Exhibit 1 hereto.

         (b) The Power of Attorney of David A. Finley dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 2 hereto.

         (c) The Power of Attorney of Roger Noall dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 3 hereto.

         (d) The Power of Attorney of Christopher K. Poole dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 4 hereto.

         (e) The Power of Attorney of Alan Rich dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 5 hereto.

         (f) The Power of Attorney of William G. Seymour dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 6 hereto.

         (g) The Power of Attorney of Barry Emerson dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 7 hereto.

         (h) The Power of Attorney of PAR Investment Partners, L.P. dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 8 hereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 15, 2000                  /s/David A. Finley
                                   ---------------------------------------------
                                   David A. Finley
                                   by Steven O. Todd, Attorney-in-Fact

Date: May 15, 2000                   /s/Roger Noall
                                   ---------------------------------------------
                                   Roger Noall
                                   by Steven O. Todd, Attorney-in-Fact

Date: May 15, 2000                   /s/Christopher K. Poole
                                   ---------------------------------------------
                                   Christopher K. Poole
                                   by Steven O. Todd, Attorney-in-Fact

Date: May 15, 2000                   /s/Alan Rich
                                   ---------------------------------------------
                                   Alan Rich,
                                   by Steven O. Todd, Attorney-in-Fact

Date: May 15, 2000                   /s/William G. Seymour
                                   ---------------------------------------------
                                   William G. Seymour
                                   by Steven O. Todd, Attorney-in-Fact

Date: May 15, 2000                   /s/Barry Emerson
                                   ---------------------------------------------
                                   Barry Emerson
                                   by Steven O. Todd, Attorney-in-Fact

Date: May 15, 2000                 PAR INVESTMENT PARTNERS, L.P.
                                   By: PAR Group, L.P., General Partner
                                       By: PAR Capital Management, Inc., General
                                           Partner

                                           /s/Arthur G. Epker III
                                           Arthur G. Epker III, Vice President,
                                           by Steven O. Todd, Attorney-in-Fact

                                  EXHIBIT INDEX


   Exhibit No.     Exhibit
   -----------     -------

         1        Joint Filing Agreement between the Filing Persons

         2        Power of Attorney of David A. Finley dated December 17, 1999

         3        Power of Attorney of Roger Noall dated December 17, 1999

         4        Power of Attorney of Christopher K. Poole dated December 17,
                  1999

         5        Power of Attorney of Alan Rich dated December 17, 1999

         6        Power of Attorney of William G. Seymour dated December 17,
                  1999

         7        Power of Attorney of Barry Emerson dated December 17, 1999

         8 Power of Attorney of PAR Investment Partners, L.P. dated December 17, 1999